                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Notifications by Scottish Power plc on Schedule 10, each dated October 14, 2002, of major interests in shares.

2. Notifications by Scottish Power plc on Schedule 11, each dated November 5, 2002, of interests of directors and connected persons.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    /s/  Scottish Power plc
                                                    ----------------------------
                                                    (Registrant)

Date November 7 , 2002                         By:  /s/ Alan McCulloch
     ----------------------                         ----------------------------
                                                    Alan McCulloch
                                                    Assistant Company Secretary

DEALINGS BY SUBSTANTIAL SHAREHOLDERS                                 Page 1 of 3

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

BNP Paribas

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BNP Paribas

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNP Paribas Arbitrage SNC 53,157,384

BNP Paribas SA 3,100,000

Total 56,257,384

5) Number of shares/amount of stock acquired

7,343,574

6) Percentage of issued class

0.40%

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

4 October 2002

11) Date company informed

11 October 2002

12) Total holding following this notification

DEALINGS BY SUBSTANTIAL SHAREHOLDERS                                 Page 2 of 3

56,257,384

13) Total percentage holding of issued class following this notification

3.03%

14) Any additional information

15) Name of contact and telephone number for queries

Alan McCulloch

Assistant Secretary

0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Assistant Secretary
Date of notification 14 October 2002.

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

BNP Paribas

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BNP Paribas

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNP Paribas Arbitrage SNC 52,426,912

BNP Paribas SA 3,100,000

Total 55,526,912

DEALINGS BY SUBSTANTIAL SHAREHOLDERS                                 Page 3 of 3

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

730,472

8) Percentage of issued class

0.04%

9) Class of security

Ordinary 50p shares

10) Date of transaction

9 October 2002

11) Date company informed

11 October 2002

12) Total holding following this notification

55,526,912

13) Total percentage holding of issued class following this notification

2.99%

14) Any additional information

15) Name of contact and telephone number for queries

Alan McCulloch

Assistant Secretary

0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Assistant Secretary

Date of notification 14 October 2002.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

85 Ordinary Shares (21.3493 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$5.855

13) Date of transaction

3 October 2002

14) Date company informed

4 November 2002

15) Total holding following this notification

34,187 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0018%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Date of Notification 5 November 2002


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

213 Ordinary Shares (53.4675 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$5.455

13) Date of transaction

31 October 2002

14) Date company informed

4 November 2002

15) Total holding following this notification

34,401 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Date of Notification 5 November 2002